Exhibit 99.1

VANC Pharmaceuticals Completes Acquisition of HealthTab Inc.

December 28, 2017 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”) (TSXV: VANC, OTCQB: NUVPF) today announces it has completed the acquisition (the “Acquisition”) of HealthTab Inc. (“HealthTab”), a lab-accurate, point-of-care testing (POCT) platform designed for pharmacies. For more information on the Acquisition, please refer to the Company’s news release dated December 4,

2017.

“We’re very pleased to have successfully completed the Acquisition of HealthTab,” said Bob Rai, CEO of VANC. “We believe it will be a key pillar in our POCT strategy from day one and has the potential to provide considerable growth opportunity by enabling greater engagement between pharmacists and their patients.”

VANC will begin implementing the service with its pharmacy partners in BC and Ontario as early as January 2018. Vancouver’s Yaletown Pharmasave will be amongst the next group pharmacies to launch HealthTab in the New Year. Nelson Kuhlen, the Pharmasave owner, recognizes the importance of providing innovative, value-added services to ensure both the success of his business and the health of his patients.

“We’re very excited to be offering the HealthTab system,” commented Kuhlen. “There is so much potential for pharmacists beyond dispensing and tools like HealthTab are exactly what we need to help improve health outcomes for our patients and move our profession forward.”

“HealthTab represents a major platform for pharmacists to directly engage their patients in the monitoring of their general health and blood chemistry,” commented David Hall, Chairman.   “VANC is bringing much needed technology solutions to enable community pharmacy to capitalize the expanding trend of patients engaging more directly with community pharmacy for detailed data on their health. Patients increasingly want their health information given to them in a simple graphical manner and HealthTab represents the leading edge of this trend,” concluded Mr. Hall.

VANC also wishes to announce that Mr. John Papastergiou has resigned from the Board of Directors due to personal reasons.

About HealthTab

HealthTab is a point-of-care testing platform that empowers patients to take charge of their health by directly measuring and monitoring key biomarkers, such as cholesterol and triglycerides, blood sugar, liver and kidney function and electrolytes. The system is remarkably simple to operate and the analysis is fast, lab-accurate and requires just a few drops of blood from a finger prick. Patients can print their results in-store and access them securely online at any time.

At the core of the HealthTab system is the Piccolo Xpress® analyzer by Abaxis. Originally designed by NASA to test the health of its astronauts, the Piccolo is one of the most highly regarded point-of-care instruments in the field. It is currently trusted worldwide by hospitals, medical clinics and physician offices, government-funded screening programs, and the US Military and Foreign Embassies to deliver accurate blood chemistry results right onsite.

In addition to a Health Canada Class III certification, the device has been credentialed by the Clinical and

Laboratory Standards Institute (CLSI), the Joint Commission on the Accreditation of Healthcare Organizations (JCAHO) and the Cholesterol Reference Method Laboratory Network (CRMLN). Now this technology is coming to Canadian pharmacies exclusively through VANC.

About VANC Pharmaceuticals Inc.

VANC Pharmaceuticals aims to become the partner of choice for forward-thinking pharmacies across Canada. With an established sales force, distribution network, and team of highly experienced professionals in pharmacy, point-of-care testing and health technology, VANC is growing  beyond generics to provide pharmacists with innovative, value-added products and services to support their evolving business models and expanding role as front-line healthcare providers.

On behalf of:

VANC Pharmaceuticals Inc.

Bob Rai

Director and CEO Phone:604-687-2038

Fax:  604-687-3141

Email: info@vancpharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of our management. Because forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors which are difficult to predict, our actual results, performance or achievements or the actual results or performance of the industries and markets in which we operate and intend to operate may be materially different from those anticipated in our forward -looking statements. Forward-looking statements involve significant uncertainties and risks, should not be read as a guarantee of future performance or results and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in our forward-looking statements, including the ability to obtain all required regulatory, court and board approvals, our ability to negotiate and execute definitive documentation and to fulfill any conditions precedent contained therein, and such other matters described in our public filings available on SEDAR at www.sedar.com. Although VANC has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should exercise caution in relying upon our forward-looking statements and we undertake no obligation to publicly revise such statements to reflect subsequent events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that terms is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.